UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42462

Axonex AI Group Limited

Unit 506-8, 5/F, Laford Centre

838 Lai Chi Kok Road

Lai Chi Kok, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 2, 2026, the board of directors (the “Board”) of Axonex AI Group Limited (the “Company”) approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value (the “Class A Ordinary Shares”) and Class B ordinary shares with no par value, at a ratio of two (2)-for-five (5), such that every five (5) shares of each class will be combined into two (2) shares of the same class (the “Reverse Stock Split”). Pursuant to the BVI Business Companies Act (as amended) and the Company’s Fourth Amended and Restated Memorandum and Articles of Association, the Board is authorized to effect the Reverse Stock Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Reverse Stock Split.

Upon the opening of the market on October 22, 2026, the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “AXNX”. The new CUSIP number following the Reverse Stock Split will be G6146G125. The Reverse Stock Split will reduce the number of outstanding Class A Ordinary Shares of the Company from 15,190,742 to approximately 6,076,297 Class A Ordinary Shares, and the number of outstanding Class B Ordinary Shares from [*] to approximately [*], in each case subject to the rounding up of fractional shares described below. Every five (5) outstanding Class A Ordinary Shares or Class B Ordinary Shares will be combined into and automatically become two (2) post-Reverse Stock Split Class A Ordinary Shares or Class B Ordinary Shares, as applicable. No fractional shares will be issued as a result of the Reverse Stock Split. Instead, any fractional shares that would have resulted from the Reverse Stock Split will be rounded up to the next whole number.

After the Reverse Stock Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Stock Split will be adjusted by dividing the number of Class A Ordinary Shares into which the options, warrants and other convertible securities are exercisable or convertible by two and one-half (2.5) in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share.

The Reverse Stock Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”).

In connection with the Reverse Stock Split, the Company amended and restated its Fourth Amended and Restated Memorandum and Articles of Association to reflect the adjustment of the number of authorized shares of the Company. A copy of such amended and restated memorandum and articles of association of the Company is filed hereto as Exhibit 3.1.

Exhibit Index

Exhibit Number	Description of Exhibit
3.1	Fifth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2026	Axonex AI Group Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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